Exhibit 12.1

Textainer Group Holdings Limited and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(All currency expressed in United States dollars in thousands)

		Year Ended December 31,
	Nine Months Ended September 30, 2010	2009	2008	2007	2006	2005
Income before taxes	$83,203	$94,247	$84,370	$74,515	$60,580	$67,641
Add back: Fixed charges (A)	15,734	22,321	27,168	23,274	17,363	19,070

Calculated earnings	$98,937	$116,568	$111,538	$97,789	$77,943	$86,711
(A) Fixed Charges Calculation:
Interest expense	$11,493	$11,750	$26,227	$37,094	$33,083	$27,491
Realized losses (gains) on interest rate swaps and caps, net	7,399	14,608	5,986	(3,204)	(2,848)	4,153
Interest expense portion of rental expense (B)	397	552	547	482	465	443
Impact of fixed charges on net income attributable to the noncontrolling interest	(3,555)	(4,589)	(5,592)	(11,098)	(13,337)	(13,017)

Total fixed charges	$15,734	$22,321	$27,168	$23,274	$17,363	$19,070
Fixed charges exclude capitalized interest; capitalized interest is zero
Ratio: Earnings/Fixed Charges	6.29	5.22	4.11	4.20	4.49	4.55
(B) Interest expense portion of rental expense is estimated as follows:
Rent expense - office	$1,190	$1,655	$1,642	$1,445	$1,396	$1,330
Estimated interest portion	33%	33%	33%	33%	33%	33%

Calculated interest expense portion of rental expense	$397	$552	$547	$482	$465	$443